Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 6 DATED JUNE 23, 2017
TO THE PROSPECTUS DATED APRIL 27, 2017
This document supersedes and replaces Supplement No. 5 filed on June 22, 2017, and supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated April 27, 2017, Supplement No. 2 dated May 18, 2017, which consolidated and replaced all previous supplements to the prospectus, and Supplement No. 3, dated May 30, 2017. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of common stock, the filing of a registration statement for our follow-on offering and the extension of our initial public offering of common stock;

(2)	a recent material property acquisition; and

(3)	placement of material debt on a property.
Status of this Offering, Filing of a Registration Statement for Follow-On Offering and Extension of this Offering
We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. As of the date of this supplement, we are publicly offering shares of Class A common stock, shares of Class I common stock and shares of Class T common stock, in any combination with a dollar value up to the maximum offering amount. As of June 20, 2017, we had accepted investors’ subscriptions for and issued approximately 76,949,000 shares of Class A common stock, 1,490,000 shares of Class I common stock and 21,072,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $762,363,000, $13,567,000 and $201,848,000, respectively, for total gross proceeds raised of $977,778,000. As of June 20, 2017, we had approximately $1,372,222,000 in Class A shares, Class I shares and Class T shares of common stock remaining in the Offering.
On May 1, 2017, we filed a Registration Statement on Form S-11 (the “Follow-On Offering Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) to register up to $332,500,000 of shares of Class A common stock, Class I common stock, and Class T common stock to be offered to the public on a best efforts basis pursuant to a proposed follow-on offering and up to $17,500,000 of shares of Class A common stock, Class I common stock, and Class T common stock pursuant to our distribution reinvestment plan. Accordingly, pursuant to Rule 415 promulgated under the Securities Act, we extended our current Offering until the earlier of the SEC effective date of the Follow-On Offering Registration Statement or November 25, 2017, the date that is 180 days after the third anniversary of the SEC effective date of the Offering. As of the date of this supplement, the Follow-On Offering Registration Statement has not been declared effective by the SEC. We reserve the right to terminate the Offering at any time prior to these dates, and will terminate the Offering prior to these dates if we sell our maximum offering amount. The Offering and proposed follow-on offering must be registered in every state in which we offer or sell our shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration for the Offering is not renewed or otherwise extended annually.
Recent Real Property Acquisition
The following information supplements, and should be read in conjunction with, the "Investment Objectives, Strategy and Policies - Description of Real Estate Investments" section beginning on page 108 of the prospectus:
On June 15, 2017, we, through a wholly-owned subsidiary of Carter Validus Operating Partnership II, LP, our operating partnership, or CVOP II, acquired from an unaffiliated third-party seller a combination of fee simple and leasehold interests in a 999,728 gross rentable square foot data center, or the 250 Williams Atlanta Data Center, located in Atlanta, Georgia, which we consider a material property acquisition. We funded the acquisition with (1) a loan in the aggregate principal amount of $116,200,000 from KeyBank National Association, which is secured by the 250 Williams Atlanta Data Center, (2) net proceeds from our Offering and (3) proceeds from our secured credit facility.
The following information replaces in its entirety the first sentence of the second full paragraph on page 14 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the second full paragraph on page 108 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

As of June 22, 2017, on a portfolio level, we, through wholly-owned subsidiaries of our operating partnership, owned 100% of the fee simple interest in 59 properties located in various states, consisting of approximately 4,439,000 gross rentable square feet of commercial space. As of June 22, 2017, our properties that are subject to net-leases have a consolidated weighted average yield of 7.84%. As of June 22, 2017, our leases have average annual rent escalations of 2.12%.
The following information supplements, and should be read in conjunction with the table beginning on page 108 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

Property Description*	Date Acquired	Year Constructed	Purchase Price		Property Taxes		Fees Paid to Sponsor(1)	Total Rentable Square Feet	Physical Occupancy	Location	MSA(2)
250 Williams Atlanta Data Center	06/15/2017	1989 (3)	$169,320,000	(4)	$2,034,000	(5)	$3,320,000	995,728	87.8%	Atlanta, GA	Atlanta-Sandy Springs-Roswell, GA

(1)
Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 83 of the prospectus.

(2)	Our property is located in one metropolitan statistical area, or MSA, and as such may compete with other facilities for tenants if the current leases are not renewed.

(3)	The 250 Williams Atlanta Data Center was renovated in 2007.

(4)	Purchase price includes acquisition fees.

(5)	Represents the real estate taxes for 2016.

*	We believe the property is suitable for its present and intended purposes, and adequately covered by insurance.
Tenant Lease Terms
The following information supplements, and should be read in conjunction with, the table on page 113 contained in the “Investment Objectives, Strategy and Policies–Tenant Lease Terms” section of the prospectus:

Property Description*	Major Tenants (1)	Total Square Feet Leased	% of Total Square Feet Leased	Number of Renewal Options (2)	Annual Base Rent at Acquisition		Annual Base Rent Per Square Foot at Acquisition	Lease Expiration
250 Williams Atlanta Data Center	American Cancer Society, Inc. (3)	273,707	27.49%	2/5 yr. or 1/10 yr.	$4,789,872	(7)	$17.50	06/30/2022
		2,964	0.30%	None	$41,869	(8)	$14.13	11/30/2018
250 Williams Atlanta Data Center	U.S. South Communications, Inc. (4)	195,805	19.66%	2/5 yr.	$3,853,276	(9)	$19.68	12/31/2021
250 Williams Atlanta Data Center	Internap Network Services Corporation (5)	128,020	12.86%	1/5 yr.	$3,624,408	(10)	$28.31	04/30/2020
250 Williams Atlanta Data Center	Georgia Lottery Corporation (6)	102,568	10.30%	1/10 yr.	$2,006,366	(11)	$19.56	06/30/2023

(1)	Major tenants include those that occupy greater than 10% of the rentable square feet of the property. We believe each of these tenants is creditworthy.

(2)	Represents the number of option renewal period/term of each option.

(3)
The tenant entered into a modified gross lease pursuant to which the tenant is required to its pro rata share of operating expenses as defined in the lease. We are responsible for the roof, foundation, all structural portions of the building, the building mechanical, electrical, plumbing and HVAC systems, the parking facilities, the common areas, the landscaped areas, the base building life safety systems and exterior surface of the building.

(4)
The tenant entered into a modified gross lease pursuant to which the tenant is required to pay its pro rata share of operating expenses as defined in the lease. We are responsible for the building, the parking facilities, the public areas and the landscaped areas.

(5)
The tenant entered into a modified gross lease pursuant to which the tenant is required to pay its pro rata share of operating expenses as defined in the lease. We are responsible for the roof, structural portions of the exterior and interior of the building, the base building systems, including base building mechanical, electrical, plumbing, vertical transportation, and life safety systems, and the landscaped areas.

(6)
The tenant entered into a modified gross lease pursuant to which the tenant is required to pay its pro rata share of operating expenses as defined in the lease. We are responsible to maintain in good order and repair the building, including the roof and structural portions of the exterior and interior of the building, and the building systems.

(7)	The annual base rent under the lease increases by $2.25 per leased square foot on July 1, 2017 and no escalations thereafter.

(8)	The annual base rent under the lease increases by approximately 3.0% of the then-current annual base rent.

(9)
The annual base rent associated with 191,709 leased square feet increases by 2.0% of the then-current annual base rent and the annual base rent associated with 4,096 leased square feet has no rental escalations.

(10)
The annual base rent associated with 110,797 leased square feet increases by an amount equal to 15 times the percentage increase in the Consumer Price Index of the then-current annual base rent, provided that in no event shall the annual base rent be less than the prior year, and in no event greater than the amounts provided in the lease. The annual base rent associated with 14,866 leased square feet increases by approximately 2.5% of the then-current annual base rent, and the annual base rent associated with 2,357 leased square feet increases by approximately 3.0% of the then-current annual base rent.

(11)
The annual base rent associated with 95,905 leased square feet increases by $2.00 per leased square foot on both July 1, 2017 and July 1, 2021 of the then-current annual base rent. The annual base rent associated with 5,900 leased square feet increases by approximately $0.45 per leased square foot on October 1, 2017, and by one cent per leased square foot each year thereafter. The annual base rent associated with 763 leased square feet increases by $2.35 per leased square foot on July 1, 2017, and $2.36 per leased square foot on July 1, 2021.

*	We believe the property is suitable for its present and intended purposes, and adequately covered by insurance.

The following is a schedule of historical five year occupancy and average effective rent per square foot for the 250 Williams Atlanta Data Center:

Year	Occupancy Rate	Average Effective Rents Per Square Foot
2012	82.3%	$18.74
2013	82.6%	$19.58
2014	85.2%	$19.16
2015	86.6%	$19.98
2016	87.0%	$20.37
Depreciable Tax Basis
The following information supplements, and should be read in conjunction with, the table on page 113 contained in the “Investment Objectives, Strategy and Policies—Depreciable Tax Basis” section of the prospectus:

Property Description	Depreciable Tax Basis
250 Williams Atlanta Data Center	$145,890,000
Tenant Lease Expirations
The following information supplements, and should be read in conjunction with, the table on page 116 contained in the “Investment Objectives, Strategy and Policies–Tenant Lease Expirations” section of the prospectus:

Year	Number of Leases Expiring	Total Square Footage Expiring	Annualized Contractual Base Rent (in thousands) (1)	% of Annual Base Rentals
2017	1	2,026	$11	0.06%
2018	1	2,964	42	0.24%
2019	—	—	—	—%
2020	3	148,525	3,992	22.49%
2021	1	195,805	3,853	21.70%
2022	1	273,707	4,790	26.98%
2023	1	102,568	2,006	11.30%
2024	1	37,406	797	4.48%
2025	2	37,841	868	4.89%
2026	1	5,861	122	0.69%
Thereafter	2	67,554	1,273	7.17%
Total	14	874,257	$17,754	100.00%

(1)	Annualized contractual base rent is based on contractual base rent from leases in effect as of the date of acquisition.
Placement of Material Debt on Certain Real Property
The following information supplements, and should be read in conjunction with, the "Investment Objectives, Strategy and Policies - Description of Real Estate Investments" section beginning on page 108 of the prospectus:
As of June 22, 2017, we had the following material note payable in connection with one property:

Property Description	Lender	Loan Balance(1)		Interest Rate(2)	Loan Date
250 Williams Atlanta Data Center	KeyBank National Association	$116,200,000	(3)	3.99%	6/15/2017 - 07/01/2027

(1)	Principal balance outstanding on the loan is as of the loan origination date.

(2)	Represents the fixed interest rate per annum.

(3)
The material terms of the Loan Agreement provide for the following: (i) a fixed interest rate of 3.99%; (ii) a default interest rate equal to the lesser of (x) the maximum legal rate, as defined in the Loan Agreement or (y) 5.0% above the interest rate; (iii) a maturity date of July 1, 2027; and (iv) prepayment is generally prohibited, except for certain limited circumstances as stated in the Loan

Agreement. The Loan Agreement also contains a requirement to escrow certain funds for capital reserves, taxes, insurance and replacement reserve costs. Subject to certain exceptions, the loan is non-recourse as to DCII-250 Williams , a wholly-owned subsidiary of CVOP II, and CVOP II, but both entities are liable jointly and severally for customary non-recourse carve-outs. The Loan Agreement also contains various affirmative and negative covenants that are customary for loan agreements and transactions of this type, including limitations on the incurrence of debt by DCII-250 Williams.